Exhibit 99.1

Titan Medical and Cambridge Design Partnership Announce Expanded Engagement for Robotic Instrument Development

TORONTO & CAMBRIDGE, England--(BUSINESS WIRE)--January 6, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), and Cambridge Design Partnership Ltd. (“CDP”), a leading patient-centric product and technology innovation company specializing in the healthcare sector, today announce an expanded engagement in respect of the instrument development program for Titan’s single-port robotic surgical system. Additionally, CDP has subscribed for common shares of Titan.

David McNally, President and CEO of Titan, said, “We are pleased to announce our expanded engagement of CDP, and welcome them as a shareholder. Since engaging with them only a few months ago, their highly qualified engineers have leveraged their deep domain experience while demonstrating an ability to understand the exacting requirements of Titan’s robotic surgical system. CDP engineers have improved Titan’s multi-articulating instrument designs with the objective of demonstrating performance improvements, along with the potential for reductions in the target costs of commercial devices.

“The location of CDP’s U.S. office in Raleigh, North Carolina is ideally situated in close proximity to our planned Chapel Hill, North Carolina facility. Yet, CDP’s corporate culture and level of integration with their headquarters in Cambridge, UK allows Titan to draw upon CDP’s depth of experience and breadth of capabilities. Based on early initial indications, and once sufficient additional financing is secured, we envision an expanding role for CDP in the development and manufacturing of surgical instruments and accessories.”

Jez Clements, partner at CDP, said, “We share Titan’s vision for improving patient outcomes with their unique single-port robotic surgical system. We believe the core system architecture to be sound, and once adequate funding is secured, we are confident in the ability of Titan’s management team to resume the development of its single-port robotic system. We are delighted to have the opportunity to apply our deep medical instrument product development experience. It is for these reasons that we are participating with an equity position in the Company.”

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com and on EDGAR at www.sec.gov.

About Cambridge Design Partnership Ltd.

Cambridge Design Partnership is a leading product and technology innovation company focused on helping its customers realise new opportunities. Specialising in the healthcare industry, CDP’s solutions start at the point a business decides upon the need for innovation and finish with the launch of a new product that is patient focused and commercially effective. CDP’s product development and prototype manufacturing quality systems are certified to ISO 13485/9001.

For more information, please visit the Company’s website at www.cambridge-design.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities and which include statements regarding: the expanded role of CDP in the development and manufacturing of Titan’s surgical instruments and accessories, the objective of demonstrating performance improvements, potential for reductions in the target costs of commercial devices, Titan drawing upon CDP’s depth of experience and breadth of capabilities and CDP’s expanding role, Titan’s planned Chapel Hill, North Carolina facility, Titan securing sufficient additional financing, and Titan’s intention to initially pursue gynecologic surgical indications. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com